UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number: 001 - 15214

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_______	Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

99.1

The Management Proxy Circular of the Registrant dated March 20, 2008 (excluding the Sections entitled “Report on Executive Compensation”, “Performance Graph”, “Corporate Governance”, “Appendix “A”, “Statement of Corporate Governance Practices” “Appendix “B”, “TransAlta Corporation, Corporate Governance Guidelines”, which shall be deemed not to be incorporated by reference), and the Notice of Meeting filed as Exhibit 99.1 to this Form 6-K are hereby filed for the purpose of being and hereby are incorporated by reference into the Registrant’s registration statements filed under the Securities Act of 1933, as amended.

99.2	The Form of Proxy of the Registrant.

99.3	Certificate of Officer of TransAlta Corporation.

99.4	Letter to Shareholders.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

	By	:/s/ Maryse St.-Laurent
Maryse St.-Laurent
Corporate Secretary

Date: March 24, 2008.

EXHIBIT INDEX

99.1	TransAlta Corporation’s Notice of Annual Meeting and Management Proxy Circular, dated March 20, 2008 (Only those portions as described in the body of this report are being filed)

99.2	TransAlta Corporation’s Form of Proxy for 2008 Annual Meeting

99.3	Certificate of Officer of TransAlta Corporation

99.4	Letter to Shareholders